Exhibit 99.2

DIRECTV Expands its NICE SmartCenter Environment with NICE
Adaptive Interaction Analytics

World-leading provider of digital television entertainment to implement the solution in 5 sites for 2,700 agents

Ra’anana, Israel, November 12, 2007 – NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that world-leading provider of digital television entertainment, DIRECTV, has expanded its NICE SmartCenter environment.

DIRECTV selected NICE’s adaptive interaction analytics to drive revenues, improve operational efficiency, and help deliver unparalleled customer satisfaction. NICE’s adaptive interaction analytics is part of the NICE SmartCenter solution, and will be deployed by DIRECTV in its five contact centers. DIRECTV currently has deployed NICE SmartCenter solutions including interactions capture, quality management, and workforce management.

DIRECTV selected NICE’s adaptive interaction analytics to improve cross-sell/upsell of value-added services such as DIRECTV HD, Premium Channels, and sports packages. The NICE solution will support this goal by providing insights into customer behavior that uncover revenue-driving opportunities. NICE’s adaptive interaction analytics will help optimize DIRECTV’s average handling times (AHT) capabilities by correlating AHT of particularly long calls to call topics, with a view to identifying root cause, uncovering agent knowledge gaps, and driving best practices.

“We are looking forward to leveraging interaction analytics from NICE to advance our strategic plan for subscriber growth through maintaining a focus on higher quality customers that optimize ARPU, margins and reduce churn,” said Ellen Filipiak, senior vice president, Customer Service, DIRECTV, Inc. “Our plans call for improving the customer experience at every stage of the customer lifecycle, and we believe that the NICE solution will help us achieve these goals.”

Adaptive interaction analytics from NICE harness the power of interaction analytics with an automated, iterative, system self-learning solution. Adaptive Interaction Analytics provides a very high degree of accuracy and efficiency in a scalable solution that analyzes 100 percent of the interactions in a cost-effective manner. This capability leverages customer interactions to proactively identify trends, anticipate opportunities, adjust processes to meet business objectives and take action at the right-time.

“We are very happy that DIRECTV is expanding its NICE SmartCenter environment with NICE’s adaptive interaction analytics,” said Barak Eilam, VP and General Manager, Interaction Analytics at NICE. “Having been selected by this world-class company reflects once more the leadership of our interaction analytics and the competitive value-add our solutions bring to our customers, in helping them achieve their strategic and organizational goals.”

NICE SmartCenter
NICE SmartCenter provides organizations with capabilities to improve performance at the agent, operational and enterprise levels. The solution drives contact center and enterprise performance by leveraging the synergies of the combined capabilities of NICE’s offering for interactions capture, quality management, interaction analytics, workforce management, performance management, coaching, and customer feedback; each the leading solution in its category, unified within a Service-Oriented Architecture (SOA) framework, providing powerful functionality with maximum flexibility.

About DIRECTV
DIRECTV, Inc., the nation’s leading satellite television service provider, presents the finest television experience available to more than 16.3 million customers in the United States, through exclusive content, industry-leading customer satisfaction (which has surpassed cable for seven years running) and superior technologies. Each day, DIRECTV subscribers enjoy access to over 250 channels of 100% digital picture and sound, exclusive programming and the most comprehensive collection of sports programming available anywhere, including NFL SUNDAY TICKET(TM) and MLB EXTRA INNINGS(R). DIRECTV (NYSE:DTV) also leads the digital television technology revolution with exclusives such as NFL SUNDAY TICKET SuperFan(TM), US Open Interactive and YES Network Interactive and will soon have the capacity to offer over 150 channels in HD. For the most up-to-date information on DIRECTV, please visit directv.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by the convergence of advanced analytics of unstructured multimedia content and transactional data – from telephony, web, email, radio, video, and other data sources. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com

Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.